Exhibit 99.1

1500 Robert-Bourassa Blvd.
Date: March 4, 2021	7th Floor
Montreal QC, H3A 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

Subject: BELLUS HEALTH INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 29, 2021
Record Date for Voting (if applicable) :	March 29, 2021
Beneficial Ownership Determination Date :	March 29, 2021
Meeting Date :	May 10, 2021
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	07987C204	CA07987C2040

Sincerely,

Computershare
Agent for BELLUS HEALTH INC.